U.S. SECURITIES AND EXCHANGE COMMISSION MCMXXXIV

DIVISION OF
CORPORATION FINANCE

UNITED STATES
[redacted]ITIES AND EXCHANGE COMMISSION
[redacted]INGTON, D.C. 20549




November 14, 2002

Patrick G. Quick
Foley & Lardner
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202-5367



Re: Johnson Controls, Inc.
Incoming letter dated September 20, 2002

Dear Mr. Quick:

This is in response to your letter dated September 20, 2002 concerning the shareholder proposal submitted to Johnson Controls by the Benedictine Sisters Charitable Trust and The General Board of Pension and Health Benefits of the United Methodist Church. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: c/o Sr. Susan Mika
Corporate Responsibility Program
Benedictine Sisters Charitable Trust
530 Bandera Road
San Antonio, TX 78228

BRUSSELS
CHICAGO
DENVER
DETROIT
JACKSONVILLE
LOS ANGELES
MADISON
MILWAUKEE
ORLANDO
SACRAMENTO
SAN DIEGO/DEL MAR
SAN FRANCISCO
TALLAHASSEE
TAMPA
WASHINGTON, D.C.
WEST PALM BEACH



September 20, 2002

**Via Hand Delivery**

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Omission of Shareholder Proposal Submitted to Johnson Controls, Inc. Pursuant to Rule 14a-8(i); 14a-8i)(3); 14a-8(i)6); 14a-8(i)(7); 14a-8(i)(10)*

Ladies and Gentlemen:

On behalf of Johnson Controls, Inc., a Wisconsin corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby file six copies of the following:

(i) letters that the Company received from the Benedectine Sisters Charitable Trust and The General Board of Pension and Health Benefits of the United Methodist Church ("Proponents"), each dated August 8, 2002, containing the Proponents' shareholder proposal and related statement of support (the "Proposal") for inclusion in the Company's Proxy Statement for its 2003 Annual Meeting of Shareholders (the "Proxy Statement"); and

(ii) this letter, which contains (a) the Company's reasons as to why the Company may properly omit the Proposal in its entirety from the Proxy Statement and (b) pursuant to Rule 14a-8(j)(2)(iii), the opinion of this firm as to matters of Wisconsin law relating thereto.

We are simultaneously providing the Proponents with a copy of this letter in accordance with Rule 14a-8(j).

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5367

TEL: 414.271.2400
FAX: 414.297.4900
WWW.FOLEYLARDNER.COM

WRITER'S DIRECT LINE
414.297.5678

EMAIL ADDRESS
pquick@foleylaw.com

CLIENT/MATTER NUMBER
041515-0101

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponents that the Company does not intend to include the Proposal in the Proxy Statement. We submit this letter to respectfully request that the Staff of the Division of Corporation Finance of the Commission (the "Staff") advise the Company that it will not recommend any enforcement action to the Commission if the Company does not include the Proposal in the Proxy Statement. The Company has advised us that it currently intends to file its definitive Proxy Statement with the Commission on or about December 10. 2002.

## I. SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes, and we concur, that it may omit the Proposal from the Proxy Statement on the basis of Rule 14a-8(i)(7), Rule 14a-8(i)(3), Rule 14a-8(i)(6), Rule 14a-8(i)(10) or Rule 14a-8(i)(1) under the Exchange Act because the Proposal deals with a matter relating to the Company's ordinary business operations, is contrary to the Commission's proxy rules and regulations, is so vague and indefinite that the Company would be unable to determine what action should be taken and has been substantially implemented, and its subject is not a proper subject for action by shareholders under the laws of the State of Wisconsin.

## II. SUMMARY OF THE PROPOSAL

The Proposal requests that the Company's board of directors prepare at reasonable expense a "sustainability report" and provide a summary of the report to shareholders by October 2003. The Proposal states that the report should include:

> "1. The company's operating definition of sustainability.
>
> 2. A review of current company policies and practices related to social, environmental and economic sustainability.
>
> 3. A summary of long term plans to integrate sustainability objectives throughout company operations."

The full text of the Proposal is attached to this letter as Exhibit A.

## III. GROUNDS FOR EXCLUSION

### A. THE EVOLUTION OF RULE 14A-8(i)(7), ITS LEGISLATIVE HISTORY, AND THE INTERPRETIVE NO -ACTION LETTERS WARRANT THE EXCLUSION OF THE PROPOSAL.

1. The Evolution of Rule 14a-8(i)(7) and Its Legislative History.

From the day of its original enactment in 1954, the exception now found in Rule 14a-8(i)(7) provided that management could "omit from its proxy material a proposal which is a recommendation or request with respect to the conduct of the ordinary business operations of the issuer." Adoption of Amendment to Proxy Rules, Exchange Act Release No. 4979, [1952-1956 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 76,267, at 79,247 (Jan. 6. 1954). The Commission adopted the "ordinary business operations" exception "in order to relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of the management." Notice of Proposed Amendments to Proxy Rules, Exchange Act Release No. 4950, 1953 SEC LEXIS 146 (Oct. 9, 1953). The Commission wanted to make explicit the statutory command of most state laws that "the conduct of ordinary business operations [is reserved] to corporate directors and officers rather than the shareholders." *Amalgamated Clothing & Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 882-83 (S.D.N.Y. 1993).

Consistent with its original position to exclude matters of ordinary business, the Commission amended the rule and made an "interpretive adjustment" in 1976. Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 39093, [1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 85, 961 (Sep. 18, 1997). The release adopting the amendments established that the Commission would interpret the rule to mean that "corporations could not exclude proposals regarding matters which have significant policy, economic or other implications inherent in them." *New York City Employees' Retirement Sys. v. SEC*, 45 F.3d 7, 13 (2nd Cir. 1994). The Commission stated that a two-part test would be applicable to the "ordinary business operations exception." Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12,999, 41 Fed. Reg. 52,994, 52,998 (1976). Under this two-part test, a company could rely on the ordinary business exception to exclude a proposal if the proposal (1) "involve[s] business matters that are mundane in nature" and (2) "does not involve any *substantial* policy or other consideration." *Id.* at 52,998 (emphasis added).

After a brief interruption in the application of the two-part test to employment-related shareholder proposals due to the adoption of the bright-line test favoring exclusion in "Cracker Barrel,"[1] the Commission, by virtue of the 1998 amendments to the shareholder proposal rules (the "1998 Amendments"), returned to the practice that prevails today of excluding shareholder proposals that address matters of ordinary business operations and do not raise substantial social policy issues. *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018 (May 21, 1998).[2] What is most significant about the 1998 Amendments is that the Commission reaffirmed that the principal consideration in the application of Rule 14a-8(i)(7) is the policy of most state corporate laws "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.* at 80,539. Considerations under state corporate law, which vests with the board of directors the powers of solving a company's business problems, require the Commission to take into account two things in analyzing a proposal: (1) the subject matter; and (2) the micro-management effect. The Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on *sufficiently significant* social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise

[1] Cracker Barrel Old Country Store, Inc., SEC No-Action Letter, [1992-1993 Transfer Binder] Fed. Sec. L. Rep. (CCH) 76,418, 77,287 (Feb 17, 1993) ("[T]he Division has determined that the fact that a shareholder proposal concerning a company's employment policies and practices for the general workforce is tied to a social issue will no longer be viewed as removing the proposal from the realm of ordinary business operations of the registrant.").

[2] In addition to reversing Cracker Barrel, the Commission rewrote Rule 14a-8 into a Question & Answer format.

> policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time frames or methods for implementing complex policies.

*Id.* at 80,539–80,540 (emphasis added).

For reasons we discuss below, the legislative framework of Rule 14a-8(i)(7), as reaffirmed by the 1998 Amendments, provides a clear basis under which the Staff should not recommend any enforcement action to the Commission if, in reliance on Rule 14a-8, the Company excludes the Proposal because the Proposal's subject matter relates to ordinary business, the Proposal seeks to impermissibly micro-manage the Company's business and it does not raise sufficiently significant social policy issues.

2. <u>The Proposal's subject matter relates to ordinary business</u>.

As we note more fully in a separate argument below, the Proposal is vague, indefinite and ambiguous. Nonetheless, it is clear from the Proposal that it commands the Board of Directors to review current Company policies and practices insofar as they relate to social, environmental and economic matters. In fact, the review that the Proposal requests is already an integral part of the ordinary course of the Company's business. The underlying subject matter of the Proposal deals with the fundamental task of the Company's Board of Directors to review the management of the Company's business, which among other things involves the establishment of appropriate policies for the operation of that business. At the direction of the Board of Directors, numerous managers on different levels regularly review and monitor the performance of the business units of the Company, and the Company then takes these individual reports and creates comprehensive reports for internal review and for presentation to the shareholders both quarterly and annually. The work that goes into these reports is in the ordinary course of the Company's business—studies are done, reports are prepared, areas of improvement are identified and changes are implemented.

Further, environmental, economic and even social matters are integral parts of the Company's day-to-day operations and integral parts of what these reports address. For example, the Company already publishes a comprehensive Environmental, Safety & Health Report that is available to all shareholders in paper format and via the internet. (A copy of the Environmental, Safety & Health Report is attached to this letter as Exhibit B.) Needless to say, the Company also prepares financial reports and publishes them, as it is required to do, quarterly and annually, and in these reports discusses the past and the future financial and economic development of the Company and the business environment in which it operates. With respect to the social environment in which the Company operates, the Company both presents information on its social involvement in various projects via its website and other media and engages in discussions with shareholders and other corporate constituents regarding its practices that touch lives of others. The Proposal effectively commands the Board of Directors to pass a judgment, and involves a direct shareholder action, as to matters that are quintessentially within the ordinary course of business operations. Accordingly, these matters should not be subjected to direct shareholder oversight.

3. The Proposal seeks to impermissibly micro-manage the Company's business.

The Proposal clearly seeks to micro-manage the Company on an impermissible level. The 1998 Amendments specifically mentioned that proposals that "seek to impose methods for implementing complex policies" are excludable. The Proposal seeks just that -- imposition of a requirement to review complex management policies regarding the Company's performance in different areas of the Company's ordinary business operations. Because the establishment of programs that test the performance of various business units and the Company as a whole is a task of tremendous scope that necessarily involves large amounts of detail for a business the size of the Company, by seeking to insert the shareholders into the Company's review of its operations, the Proposal probes too deeply into matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment. By also requiring the Company to complete its review so that it can report to shareholders by October, 2003, the Proposal impermissibly seeks to impose a specific timeframe.

To the extent that the Proposal seeks to monitor the Company's expenditures, the reasoning of the *Burlington Northern Santa Fe Corp.*, 1997 SEC No-Act. LEXIS 131 (Jan. 22, 1997), applies. There, a shareholder proposed that management report on the status of the development and adaptation of new technology. The company found support for its position in the decision of the federal court of appeals in *Grimes v. Centerior Energy Corp.*, 909 F. 2d 529, 532 (D.C. Cir. 1990), *cert. denied* 498 U.S. 1073 (1991). In *Grimes*, the court stated: "From its no-action letters, it is clear that the SEC staff typically regards proposals bearing on a company's . . . expenditures as relating to ordinary business operations." *Id.*

Since the Proposal requires the Company to change its reviewing procedures, it is reasonable to assume that the Proposal would involve some cost to implement. Thus, the Proposal affects the management's decision-making process regarding the expenditures of the Company because the Company will be forced to change the existing allocation of funds for corporate review purposes. The Proposal's interference with the Company's allocation of funds for review purposes should be regarded as similar to interference with the allocation of funds for other corporate expenses, such as research, development, and production. The Commission has taken a consistent position that the proposals dealing with corporate expenses are excludable under Rule 14a-8(i)(7). *See, e.g., Chrysler Corporation*, 1986 SEC No-Act. LEXIS 1698 (Jan. 22, 1986); *see also The Boeing Company*, 1987 SEC No-Act. LEXIS 1690 (Feb. 17, 1987) (a proposal that the company develop plans on alternative uses of its resources deemed excludable under Rule 14a-8(i)(7)). The Company's ordinary business operations in the area of review of its practices around the world are not different from Boeing's ordinary business operations in the area of development or Chrysler's ordinary business operations in the area of research. Accordingly, the Staff should reach the same result here that it reached in the *Chrysler* and *Boeing* No-Action letters and not recommend any enforcement action to the Commission if the Proposal is not included in the Proxy Statement.

4. The Proposal does not raise a sufficiently significant social policy issue.

For the reasons discussed below, the Proposal does not raise a "*sufficiently significant* social policy issue." The Proponents' inclusion in the Proposal of references to "social" and to "sustainability" is an attempt to couch something that quintessentially involves ordinary business—establishment of appropriate policies regarding how to operate in the global economy—in language that the Proponents hope will make the Proposal appear to involve a "*sufficiently significant* social policy issue." In fact, the Proposal does not identify a single social policy issue that the Board of Directors is requested to review or address. Furthermore, the Proposal never makes it clear which particular social policy issues the review that the Proposal contemplates would remedy. The Commission should look beyond the buzz words and labels used in the Proposal to ascertain its true intent, which is to invade the policy-setting functions afforded exclusively to the Board of Directors by state corporate law. In the absence of a "*sufficiently significant* social policy issue," a shareholder proposal that raises nothing more than an ordinary company business issue is excludable under Rule 14a-8(i)(7).

The Staff in the past has concurred that proponents may not circumvent the prohibition on ordinary business by bundling ordinary business matters with significant[3] policy issues. *See, e.g., Wal-Mart Stores, Inc.*, 1999 SEC No-Act. LEXIS 329 (Mar. 15, 1999)(exclusion appropriate of proposal requiring company to report on actions it has taken to ensure that its suppliers do not, among other things, use slave or child labor permitted where a single element to be included in the report related to ordinary business matters); *see also Kmart Corp.*, 1999 SEC No-Act. LEXIS 347 (Mar. 12, 1999), and *The Warnaco Group*, 1999 SEC No-Act. LEXIS 342 (Mar. 12, 1999) (both reaching the same result as *Wal-Mart Stores* with respect to a similar proposal); *Chrysler Corp.*, 1986 No-Act. LEXIS 1698 (Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters").

**B. THE PROPOSAL IS EXCLUDABLE UNDER EITHER RULE 14a-8(i)(3) OR RULE 14a-8(i)(6) BECAUSE THE PROPOSAL IS CONTRARY TO THE COMMISSION'S PROXY RULES AND IS VAGUE AND INDEFINITE.**

The Proposal is excludable from the Proxy Statement pursuant to Rule 14a-8(i)(3), which allows the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations. The Proposal is misleading, vague and indefinite, in violation of Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials. In addition, because the Proposal is vague on its face, the Proposal is excludable from the Proxy Statement under Rule 14a-8(i)(6) because neither the shareholders voting on the Proposal nor the Company would be able to determine what action is required to be taken.

1. <u>The Proposal is excludable under 14a-8(i)(3).</u>

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains vague, false and misleading statements. A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

[3] Here, the Proponent has not identified any social policy issue, much less a *sufficiently significant* social policy issue as the 1998 Release requires, making the exclusion on the basis of the Commission's precedent even more warranted.

First, the Proposal is vague and indefinite and does not provide either the Company or shareholders with enough information to determine the full effects of its implementation because its failure to provide basic definitions makes it impossible for the shareholders to understand not only what is being asked of them but also why the Company's present policies and practices do not already satisfy the objective of the Proposal. This is most evident from the Proposal's failure to provide a definition of what the Proponents mean by "sustainability" and from the Proposal's failure to provide any detail regarding the proposed report's requirements. In fact, the Proposal asks *the Company* to define "sustainability" and then publish a report on it. The imprecise language leads to confusion regarding how the Proposal would be implemented. Therefore, the Proposal is fatally vague and unworkable.

Second, the Proposal is misleading. The Note to Rule 14a-9 provides that among the types of statements that may be misleading are "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." To the extent that the supporting statement presents a coherent message, it implies that a vote against the Proposal is tantamount to a statement against general social, economic and environmental "good". Thus, the supporting statement indirectly impugns the character, integrity and personal reputation of shareholders who would vote against the Proposal. The supporting statement also impugns the character, integrity and reputation of the Company, as failing to implement the Proposal could lead shareholders and the general public to believe that the Company is violating applicable law by not implementing the proposed review and that the Company is opposed to social and environmental principles that the Proponents purport to present.

The following specific statements contained in the Proposal impugn the character of the Company and mislead the shareholders:

- "Good corporate citizenship goes beyond the traditional functions of creating jobs and paying taxes . . . ."

    → This statement impugns the character of the Company because it implies that the Company is not a "good corporate citizen" unless it accedes to the Proposal.

- "Concerned investors evaluate companies on their financial, environmental and social performance—the triple bottom line."

    → This statement is misleading because it implies that those shareholders of the Company who evaluate the Company's performance on criteria other than specified above are not "concerned" and make a "bad" investment.

- "Investors in the U.S. currently face *a significant disadvantage* by their companies *not adequately disclosing material social and environmental risks.*" (emphasis added)

  → This statement is misleading and impugns the character of the Company. In essence, by its inclusion, the Proponents accuse the Company and the Board of Directors of violating federal securities laws by not adequately disclosing material information.

- "Corporate sustainability includes a commitment to pay a sustainable living wage to employees."

  → This statement is misleading and impugns the character of the Company because it implies that the Company does not pay a "sustainable living" wage (whatever this means) to its employees.

- "Effective corporate policies can benefit . . . corporations."

  → This statement is misleading and impugns the character of the Company because it implies the Company does not currently have "effective corporate policies."

In addition to being misleading and accusatory on the Company's character, each of the above statements from the Proposal is false and has no application to the Company's business because (1) the Company already goes beyond the traditional functions of creating jobs and paying taxes by virtue of its involvement in numerous social and charitable activities; (2) the Company provides, in addition to information regarding financial, environmental and social performance, other information to shareholders, is engaged in dialogue with the shareholders and considers all of its shareholders sufficiently "concerned"; (3) the Company adequately discloses material information, as it is required to do; (4) the Company's compensation of its employees is a matter of ordinary business, and neither the Company, nor the shareholders who would be asked to vote on this Proposal, can either define or comment on whether the Company pays a "sustainable living" wage; and (5) the Company has existing "effective" corporate policies and the Proposal does not explain how or why the existing policies are insufficient. For these reasons, the Proposal is false and misleading in violation of Rule 14a-9 and must be excluded.

2. <u>The Proposal is excludable under 14a-8(i)(6).</u>

A proposal may be excluded pursuant to Rule 14a-8(i)(6) if it "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l*

*Business Machines Corp.*, 1992 SEC No-Act. LEXIS 34 (Jan. 14, 1992); *Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail"). A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.,* 1992 SEC No-Act. LEXIS 825 (Jul. 30, 1992); *see also Bristol-Myers Squibb Co.,* 1999 SEC No-Act. LEXIS 105 (Feb. 1, 1999).

In addition, the Staff has permitted the omission of shareholder proposals with vague and general objectives that do not provide specific suggestions for achieving those objectives. *See The Southern Company,* SEC No-Act. LEXIS 321 (Feb. 23, 1995) (allowing omission of proposal that recommended that board of directors take the essential steps to ensure the highest standards of ethical behavior of employees appointed to serve in the public sector pursuant to Rule 14a-8(c)(6)); *see also Anheuser-Busch Companies, Inc.*, SEC No-Act. LEXIS 175 (Feb. 9, 1993) (finding basis to exclude proposal that requested that the company make charitable contributions to only those little league organizations that give each child the same amount of playing time as practicably possible); and *Int'l Business Machines Corporation*, 1992 SEC No-Act. LEXIS 34 (Jan 14,1992) (finding basis to omit proposal in which proponents stated that women's rights are being violated within the company, and resolving that "[i]t is now apparent that the need for representation has become a necessity").

The Proposal is vague and misleading because it includes statements that are amorphous and difficult to define, based largely on subjective criteria, and as a result shareholders would not know what they are being asked to consider and vote on from the face of the Proposal. For example, the lack of the definition of "sustainability" makes it impossible to understand what to report on. Does it, for instance, mean that the Company has to report on quality standards, internal procedures to select suppliers or charitable donations? The answer to that question is probably "yes," because one the statements in the Proposal lists items that are included in "sustainability," and one of the mentioned items is "a response to the needs of suppliers." In addition, if one assumes the Proposal directs the Board of Directors to review the Company's performance based on the values and assertions made in it (a conclusion which itself is not altogether clear), then the Board is still given little guidance because of the highly subjective nature of those values and assertions. Further, the Proposal does not explain whether the Proponents contemplate an amendment to the Company's existing code of conduct to actually implement the "sustainability" report or an amendment to the Company's existing Environmental, Health & Safety Report to reflect the contents of the "sustainability" report. In that regard, shareholders may not know what they are being asked to consider unless they receive the text of the Company's existing code of conduct and the existing Environmental, Health & Safety Report (which runs 15 pages) and an explanation as to why the code of conduct and/or such report are insufficient or inadequate.

In addition, Rule 14a-8(i)(6) permits a registrant to omit a shareholder proposal if "the Company would lack the power or authority to implement the proposal." As the Proposal does not identify whether the Company would be required to investigate policies and procedures promulgated by third parties with whom the Company transacts business and to report on "sustainability" and recommended changes to such third parties' policies and procedures to ensure the Company's overall sustainability report is accurate, the implementation of the Proposal may very well be beyond the power or authority of the Company. The Company may also be without power to provide, as the Proposal calls for, "[a] summary of long term plans to integrate sustainability objectives throughout company operations." Such summary may force the Company to disclose not only confidential information about the Company's future operations but also confidential information of the Company's strategic partners. As the Company may be without power or authority to provide this information, the Company may be without power or authority to implement the Proposal as drafted. Thus, the Proposal is excludable.

Given the above, a shareholder voting on the Proposal would not know the full scope of what the Proposal entails, and the Company would be unable to determine what actions should be taken if the Proposal was successful. For these reasons, the Proposal is impermissibly vague and indefinite within the meaning of Rule 14a-9, and thus the Company may properly exclude the Proposal from the Proxy Statement pursuant to either Rule 14a-8(i)(3) or Rule 14a-8(i)(6).

**C. THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(10) BECAUSE IT HAS BEEN SUBSTANTIALLY IMPLEMENTED.**

Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be excluded from a company's proxy statement if the essential elements of the proposal have been substantially implemented. For a proposal to be omitted, the proposal need not be implemented in full or precisely as presented. Rather, the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-20091, 17 C.F.R. Part 240, 1983 SEC LEXIS 1011 (Aug. 16, 1983); *Texaco, Inc.*, 1991 SEC No-Act. LEXIS 500 (Mar. 28, 1991).

The Commission has consistently taken the position that shareholder proposals have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. *See The Talbots, Inc.*, 2002 SEC No-Act. LEXIS 560 (Apr. 5, 2002) (proposal asking company to commit to the implementation of a code of conduct based on ILO human rights standards was excludable because the company formerly established and implemented the Standards for Business Practice and the Labor Law Compliance Program and Code of Conduct For Suppliers); *The Gap, Inc.* 2001 SEC No-Act. LEXIS 391 (Mar. 16, 2001) (proposal asking company's board to provide a report to shareholders on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code, published information on its website about the code and its monitoring programs and discussed child labor issues with shareholders); *Kmart Corp.*, 2000 SEC No-Act. LEXIS 289 (Feb. 23, 2000) (proposal requesting that the board report on the company's vendor standards and compliance program for its vendors, subcontractors and agents in countries where it transacted business was excludable because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct, established a third-party monitoring program, circulated a shareholder report, and discussed these matters with shareholders).

The Proposal requests that the Board of Directors of the Company prepare a sustainability report and present the review of the Company's current policies and activities as well as future plans in the areas of social, environmental and economic sustainability. The Company has substantially implemented the matters addressed in the Proposal through (i) the establishment and implementation of its Environmental, Health & Safety Report which directly addresses environmental policies and practices, (ii) the implementation of extensive internal as well as external monitoring programs in all areas of the Company's business, (iii) the publication of information on its website with respect to its involvement in various social programs, (iv) publication of various financial data in quarterly and annual reports filed with the Commission and management's discussion in these reports of various economic factors affecting the Company's business and (v) its willingness to discuss the matters set forth in the Proposal with shareholders and other interested parties, as well as its routine correspondence with such parties with respect to such matters.

The Company has addressed the major theme of the Proposal—review, monitoring and presentation of Company's activities—by providing the requested information to all shareholders and other interested parties. The Company has already provided and will continue to provide the information that the Proposal calls for. Therefore, the Proposal is moot.

**D. THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(1) BECAUSE ITS SUBJECT IS NOT A PROPER SUBJECT FOR ACTION BY SHAREHOLDERS UNDER STATE LAW.**

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Section 180.0801(2) of the Wisconsin Business Corporation Law (the "WBCL") (the corporation law of the jurisdiction in which the Company is incorporated) reflects the policy adopted by the Rule that the conduct of ordinary business operations is reserved to corporate directors and officers rather than the shareholders by providing that "[a]ll corporate powers shall be exercised by or under the authority of, and the *business and affairs of the corporation* managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." Wis. Stat. Ann. § 180.0801(2) (1999-2000) (emphasis added).

This statute vests management of the business and affairs of a corporation in the corporation's board of directors. Section 180.0801(2) gives management the broadest authority to manage the company's day-to-day business, subject to the fiduciary duties that are owed the company. Neither the WBCL nor the Articles of Incorporation of the Company in any way limit the authority of the Company's Board of Directors in managing the business and affairs of the Company within the context of the Proposal. Therefore, the Proposal relates to matters that are within the basic responsibility of the Company's Board of Directors, which it discharges on an ongoing basis in making the myriad of strategic and policy decisions involved in conducting the Company's ordinary business. The review of Company operations—the directive of the Proposal—squarely falls within the realm of "*business and affairs*" of the Company.

The Proposal attempts to dictate to the Company's Board of Directors the way it should develop and execute its corporate reviewing and planning strategies. If adopted, this Proposal would limit the ability of the Company's directors to exercise their business judgment as it pertains to matters of corporate planning and review of operations, especially if the Company would be required to prepare sustainability reports annually. Thus, the Company believes, and it is our opinion that, the Proposal would violate Wisconsin law by denying the Board of Directors its statutory authority and responsibility to oversee the Company's business and affairs, including the development and execution of the above-mentioned matters. No provision of Wisconsin corporate law grants the shareholders the right to set company policy with respect to such matters. Rather, the Board of Directors is given the exclusive discretion to decide which course of action is in the best interests of the Company.

## IV. CONCLUSION

For the reasons discussed in this letter, we hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Company excludes the Proposal from the Proxy Statement.

If the Staff does not believe it can concur with the Company's position or desires additional information in support of the Company's position, then we would appreciate an opportunity to confer with the Staff before the Staff issues its Rule 14a-8(j) response. To give us that opportunity, or if you would otherwise like to contact us directly or have any questions concerning this matter, please call me at (414) 297-5678 or call Max B. Chester at (414) 297-5573. Thank you.

Please acknowledge receipt of this filing by date-stamping the additional enclosed copy of this letter and returning it to the person making this filing.

Very truly yours,

Patrick G. Quick

cc: John P. Kennedy
Johnson Controls, Inc.

Max B. Chester
Foley & Lardner

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5367

TEL: 414.271.2400
FAX: 414.297.4900
WWW.FOLEYLARDNER.COM

WRITER'S DIRECT LINE
414.297.5573

EMAIL ADDRESS
mchester@foleylaw.com

CLIENT/MATTER NUMBER
041515-0101

# EXHIBIT A

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

August 8, 2002

97K

James H. Keyes
Chairperson and CEO
Johnson Controls
5757 North Green Bay Avenue
Milwaukee, WI 53201-0591

Dear Mr. Keyes:

The General Board of Pension and Health Benefits of The United Methodist Church administers and invests pension funds in excess of $11 billion for over 66,000 of its active and retired participants. The General Board has consistently maintained its commitment to be a socially responsible investor, by investing in funds and corporations which have a positive impact on our society. The General Board of Pension and Health Benefits is the beneficial owner of 17,200 shares of common stock in Johnson Controls.

The General Board joins with the Benedictine Sisters Charitable Trust in expressing its interest in Johnson Controls' commitment to sustainability for the long-term. We continue to evaluate the triple bottom line – that is the social, environmental and financial aspects of the companies in which we invest.

Therefore, I am hereby authorized to notify you of our intention to co-file with the Benedictine Sisters Charitable Trust this resolution for consideration and action by the stockholders at the 2003 Annual Meeting of Johnson Controls. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of Johnson Controls shares, with a value of at least $2,000.00 for at least twelve months prior to the filing of this proposed 2003 shareholder resolution. Proof of the General Board's ownership of these shares is enclosed. It our intent to maintain ownership of Johnson Controls stock through the date of the Annual Meeting.

While we recognize that Sister Susan Mika is the lead shareholder for this resolution, representatives of the General Board welcome the opportunity for dialogue with management about this matter. It is our recollections from previous shareholder meetings that management expressed interest in such dialogue. Because we believe in the value of discussion, we are pleased to do whatever we can to facilitate such a meeting.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
and Social Concerns

**Sustainability Report to Shareholders –Johnson Controls --2003**

**Whereas** the global economy presents corporations with the challenge of creating sustainable business relationships by participating in the sustainable development of the communities in which they operate. The World Commission on Environment and Development defined sustainable development as "development which meets the needs of the present without compromising the ability of future generations to meet their own needs." (*Our Common Future,* 1987)

We believe the ability of corporations to continue to provide goods/services in our interdependent world depends on their acceptability to the societies where they do business. Good corporate citizenship goes beyond the traditional functions of creating jobs and paying taxes, to include corporate practices designed to protect human rights, worker rights, land and the environment.

According to the Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns." (www.sustainability-index.com; March 2000)

Concerned investors evaluate companies on their financial, environmental and social performance --- the triple bottom line. Some companies have published sustainability reports and are taking a long-term approach to creating shareholder value through embracing opportunities and managing risks derived from economic, environmental and social developments. We believe sustainability reporting should be included in our company's annual report.

The Social Investment Forum, the national trade association for the socially responsible investing (SRI) industry wrote in a letter to the New York Stock Exchange, "Investors in the U.S. currently face a significant disadvantage by their companies not adequately disclosing material social and environmental risks. We support principles that would encourage companies to better disclose, in an aggregate manner, material risks, liabilities, and impairments." (8/6/02)

We believe corporate sustainability includes a commitment to pay a sustainable living wage to employees. Our company needs to make sure workers have the purchasing power to meet their basic needs. A purchasing power study conducted in 15 cities in Mexico found that it takes four to five Mexican minimum wages to support a family of four (*Making the Invisible Visible,* Center for Reflection Education and Action, June 2001). We believe paying sustainable wages contributes to community development and employee loyalty to the company.

The sustainability of corporations, we believe, is connected to the economic sustainability of their workers and the communities where corporations operate and sell products. Effective corporate policies can benefit both communities and corporations.

**Resolved:** shareholders request the Board of Directors to prepare at reasonable expense a report dealing with the social and environmental issues related to sustainability. A summary of the report should be provided to shareholders by October 2003.

**Supporting Statement**

We believe the report should include:

1. The company's operating definition of sustainability.
2. A review of current company policies and practices related to social, environmental and economic sustainability.
3. A summary of long-term plans to integrate sustainability objectives throughout company operations.




Benedictine Sisters

Charitable Trust
530 Bandera Road
San Antonio, TX 78228
210-735-4988 phone
210-735-2615 fax


August 8, 2002

James H. Keyes
Chairperson and CEO
Johnson Controls
5757 North Green Bay Avenue
Milwaukee, WI 53201-0591

Dear James Keyes,

The Benedictine Sisters Charitable Trust is interested in Johnson Control's commitment to sustainability for the long-term. We continue to look at the triple bottom line – social, environmental and financial – for the future of the company and the resources of our earth.

I am hereby authorized to notify you of our intention to file a shareholder resolution with Johnson Controls. This resolution asks the company to prepare a sustainability report. The Benedictine Sisters Charitable Trust submits this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Benedictine Sisters Charitable Trust owns 200 shares of stock. A letter from the custodian of our portfolio will follow to verify our ownership and that we will maintain ownership until after the annual meeting.

If you should, for any reason, desire to oppose the adoption of this proposal at the stockholders' annual meeting, please include in the corporation's proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations.

The Benedictine Sisters Charitable Trust is considered the primary contact for this resolution. We would ask that you copy any of the other religious groups who co-file this resolution, as well as the persons listed below. Thank you for your attention to this.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika
Corporate Responsibility Program

cc: David Schilling - ICCR
475 Riverside Drive - Room 550
New York, NY 10115

Jim Donovan
Socially Responsible Investment
P.O. Box 90238
San Antonio, TX 78209

**Report to Shareholders - Johnson Controls -- 2003**

Whereas the global economy presents corporations with the challenge of creating sustainable business relationships by participating in the sustainable development of communities in which they operate. The World Commission on Environment and Development defined sustainable development as "development which meets the needs of the present without compromising the ability of future generations to meet their own needs." (Our Common Future, 1987)

We believe the ability of corporations to continue to provide goods/services in our interdependent world depends on their acceptability to the societies where they do business. Good corporate citizenship goes beyond the traditional functions of creating jobs and paying taxes, to include corporate practices designed to protect human rights, worker rights, land and the environment.

According to the Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns." (www.sustainability-index.com; March 2000)

Concerned investors evaluate companies on their financial, environmental and social performance --- the triple bottom line. Some companies have published sustainability reports and are taking a long-term approach to creating shareholder value through embracing opportunities and managing risks derived from economic, environmental and social developments. We believe sustainability reporting should be included in our company's annual report.

The Social Investment Forum, the national trade association for the socially responsible investing (SRI) industry wrote in a letter to the New York Stock Exchange, "Investors in the U.S. currently face a significant disadvantage by their companies not adequately disclosing material social and environmental risks. We support principles that would encourage companies to better disclose, in an aggregate manner, material risks, liabilities, and impairments." (8/6/02)

We believe corporate sustainability includes a commitment to pay a sustainable living wage to employees. Workers need to have the purchasing power to meet their basic needs. A purchasing power study conducted in 15 cities in Mexico found that it takes four to five Mexican minimum wages to support a family of four (*Making the Invisible Visible*, Center for Reflection Education and Action, June 2001). We believe paying sustainable wages contributes to community development and employee loyalty to the company.

The sustainability of corporations, we believe, is connected to the economic sustainability of their workers and the communities where corporations operate and sell products. Effective corporate policies can benefit both communities and corporations.

**Resolved:** shareholders request the Board of Directors to prepare at reasonable expense a sustainability report. A summary of the report should be provided to shareholders by October 2003.

*Supporting Statement*

We believe the report should include:

1. The company's operating definition of sustainability.
2. A review of current company policies and practices related to social, environmental and economic sustainability.
3. A summary of long-term plans to integrate sustainability objectives throughout company operations.

environmental, safety and health 2002

**EXHIBIT B**

JOHNSON CONTROLS

# making a difference




and safety laws and regulations
Our policy is to do consistently what
every place where we do business."
JAMES H. KEYES
Chairman and CEO

# helping the environment:

## THAT'S OUR BUSINESS

**Our people help the environment every time they go to work. The products we make and the services we sell help customers save energy, reduce pollution, waste less and recycle more.**

In office buildings, schools, hospitals, factories and stores, our control systems and services improve energy efficiency. A recent independent study* shows that in the past ten years, we have helped our customers in the United States alone cut demand for electricity by 2,500 megawatts — equivalent to the output of six large power plants.

We also help building owners improve indoor air quality, use environmentally safe supplies, recycle materials and equipment, and handle wastes safely and responsibly. Johnson Controls helped the U.S. Green Buildings Council create a green-building rating system. Now, we help customers construct and certify green buildings.

In our own buildings as well as at hundreds of customer sites, we collect old fluorescent bulbs and send them to certified processors to recover and recycle the mercury they contain.

In our automotive business, we're working to help improve the environmental performance of cars. We look for ways to reduce the weight of seats and other interior systems without compromising safety, which helps reduce a vehicle's fuel consumption. We've developed environmentally friendly products like Eco-Cor®, an advanced material made from recycled fibers that can be used in vehicle instrument panels, overhead systems and door liners. We're also active in the Partnership for a New Generation of Vehicles, an industry/U.S. government effort to create more earth-friendly cars and trucks.

New 42-volt automotive battery technologies we're developing will accommodate the higher power demands of future vehicles and allow for new electronic steering, braking and engine functions to improve fuel efficiency and reduce emissions around the world.

**Source: 2001 Cleaner and Greener report from the Leonardo Academy, a non-profit organization devoted to energy and environmental issues.*

### Energy Star®

The U.S. Department of Energy's Energy Star® program named Johnson Controls its "Partner of the Year" for helping customers save energy in their buildings. We have also been the Energy Star® "Ally of the Year."



### Fuel-Efficient Cars

We helped create the interior for the Dodge ESX3, a fuel-efficient concept car with hybrid diesel-electric power. Our lightweight interior systems for the car earned us the prestigious National Energy Resources Organization (NERO) Research and Development Excellence Award.

### Promoting Energy Efficiency

We co-sponsor the annual Energy Efficiency Forum, where more than 300 industry and government executives debate and exchange ideas on climate change, energy conservation, and other related issues.


JOHNSON



## Recycling Leadership

Automotive batteries are the most successfully recycled consumer product in the world, with recycling rates exceeding 90 percent. When Johnson Controls drops off a shipment of new batteries at a customer site, we pick up the spent batteries and transport them safely to certified processors who recover and recycle the plastic, lead and acid for use in new batteries.

# practicing
## what we preach



Reducing Packaging Waste

We deliver automotive interior systems for more than 24 million new vehicles a year. We re-use the shipping containers at all our just-in-time manufacturing plants worldwide to reduce costs and significantly reduce waste.



Liftoff, But No Runoff

Johnson Controls designed a closed loop washing system for tour buses at the Kennedy Space Center that ensures no runoff into the neighboring coastal wilderness.

2002 FORTUNE® AMERICA'S MOST ADMIRED COMPANIES

Most Admired

For the second year in a row, Johnson Controls was the most admired automotive supplier in *Fortune* magazine's "America's Most Admired Companies" survey. We received the top score in all eight survey categories, including our commitment to the community and the environment.

**Johnson Controls will exceed applicable environmental requirements as well as promote pollution prevention and continuous improvement through our global environmental management systems.**

*Johnson Controls*
*Corporate Environmental Guidelines*

The things we do to help our customers protect the environment, we also do for ourselves. We strive to make our products earth-friendly; our facilities environmentally benign.

Our manufacturing plants around the world operate with a goal of "zero landfill." We recycle aggressively, and we use materials with post-consumer recycled content.

We also minimize the use of environmentally unfriendly materials. Our plants have eliminated ozone-damaging chlorofluorocarbon (CFC) and hydrochlorofluorocarbon (HCFC) cleaning and degreasing agents. Wherever possible, we use water-based cleaners and paints.

We're applying energy saving initiatives in our own facilities, reducing energy consumption by 30 percent from 1997 levels. That prevented the release of more than 20 million pounds of greenhouse gases and hundreds of thousands of pounds of other air pollutants. On landscaped grounds, we work to limit watering, mowing and the use of pesticides. These efforts helped Johnson Controls receive the 2001 Environmental Stewardship Award from the Wisconsin Environmental Working Group.

Our new joint venture battery plant in India had achieved world-class ISO 14001 environmental certification even before it opened in 2001. Environmental performance was considered in every aspect of the plant's design and construction. We expect that all our automotive plants worldwide will be ISO 14001 certified by the end of 2002.

Responsible use of resources helps ensure a clean and sustainable future for everyone.




HNSON
LS
BR
TECHNOLOGY



←

## First "Green Building"

Our philosophy on earth-friendly buildings is on display at our Brengel Technology Center in Milwaukee. Its numerous "green" features include reuse of many materials from the building it replaced; energy-saving natural lighting; high-shade, efficient windows; plumbing fixtures that cut water use by 20 percent; and easy access to public transit. It was one of the first to be officially certified as a Green Building by the U.S. Green Buildings Council.

# places where we work become better

## PLACES TO LIVE

Rebuild America
U.S. Dept. of Energy

### Helping Communities Save Energy

We're a Business Partner in Rebuild America, a U.S. Department of Energy program that promotes energy solutions in communities and directs the Energy Smart Schools initiative.



### Spirit of Giving

At three of our plants in Mexico, we sponsor an "Adopt a Firefighter" program that enables our communities to increase the size of their local fire brigades.

MICHELIN CHALLENGE BIBENDUM 2001

### Technology for a Better Environment

Johnson Controls has been a sponsor of the Michelin Challenge Bibendum, a global forum for showcasing "clean-green" technology that will enable environmentally sustainable transportation in the future.

**Caring for the environment includes caring for communities and the people who live in them. Johnson Controls strives to improve and strengthen the hundreds of communities we call home.**

We support programs to enhance local natural resources, health and safety, culture, education and more. In the U.S., the Johnson Controls Foundation distributes more than $5 million per year to the United Way and other nonprofit causes in our location cities and funds a matching gifts program for employees' donations.

Johnson Controls plays a leadership role in the Maquila Association Environmental Group to promote cooperation among the business sector, academia and government organizations to achieve sustainable development on the U.S.-Mexico border.

Around the world, our people give freely of their time, skills and energy to make communities cleaner and safer with company encouragement and support.

In our headquarters city of Milwaukee, Wisconsin, for example, we teamed up with the Milwaukee Bucks basketball team for a Safe Schools initiative. Employees in Holland, Michigan renovated park paths to make them safer for youths. Clean Sweep projects in Detroit give lower-income homeowners a hand with weatherproofing, painting, weed removal, and more. Our employees are active in these volunteer efforts.

Our employees plant trees on Earth Day; clean up streams and highways; recycle laser printer and inkjet cartridges, fluorescent lamps, batteries and household chemicals; drive nails on Habitat for Humanity projects; and support local land trusts, habitat restoration projects, and wildlife conservation groups.

It's part of our job to make sure communities around the world are better places because we're there.





## Making Connections

Johnson Controls helped the Milwaukee Cyberschool obtain nearly $4 million in funding, which was used to install the building's heating, air conditioning, fire, security and lighting controls. We also installed the data network that allowed for wireless communications from students' laptop computers within any of the school's classrooms.

# safety & health

Johnson Controls Lost-Time Case Rate vs. Industry Average

*Operations in United States and Canada*


3.00
2.50
2.00
1.50
1.00
.50
0
fiscal year
97
98
99
00
01
Industry Average
Johnson Controls

Johnson Controls Recordable Case Rate vs. Industry Average

*Operations in United States and Canada*


10.0
8.0
6.0
4.0
2.0
0
fiscal year
97
98
99
00
01
Industry Average
Johnson Controls

**Johnson Controls will provide a safe and healthy workplace for its employees. We are committed to continuous improvement through safety program excellence and exceeding applicable requirements.**

*Johnson Controls*
*Corporate Safety Guidelines*

Our goal is to make Johnson Controls a safer, healthier place to work, year after year in every part of the world. The effort pays off. Lost-time injuries at facilities, for example, have been halved since 1995. Our safety process has three key components:

**Ownership.** We make safety a core value by building it into strategic planning and making it part of managers' performance evaluations. Each year, our businesses submit a strategic plan that tells how they will improve safety and health. That becomes part of their operating plan for the year.

**Measurement.** We measure safety results by reductions in work-related injuries. We also measure our safety programs through audits that ensure the use of proper safety equipment, procedures, and training.

**Recognition.** Our internal award system recognizes operations for safety excellence with Gold, Silver and Bronze Awards (see page 13).

The health and well-being of our employees are a top priority. Johnson Controls sponsors wellness events like health fairs and recreational walks, provides paid exercise time for employees at manufacturing plants, and offers information on nutrition, fitness and other health issues through home mailings and workplace activities.

All of our businesses around the world show the benefits of our safety and health programs. Since 1997, for example, our battery business has reduced its recordable injury rate by 82 percent and its lost-time injury rate by 96 percent.

The battery business also set its own target blood-lead levels far stricter than the 40 micrograms per deciliter established by the U.S. Occupational Safety and Health Administration. Our goal for 2001 was to have 90 percent of production employees with blood lead levels below 25 micrograms per deciliter. We surpassed the goal.




no injuries

←

## Preventing Repetitive Stress Injuries

The best way to reduce repetitive stress injuries is to eliminate potential hazards before they ever reach the manufacturing floor. Our automotive business is doing this by integrating ergonomics reviews into the deployment of all new product launches. The reviews, conducted using a Potential Ergonomics Issues List, are performed at least three times before a product is turned over to manufacturing.

# better performance

## — A PLANNED APPROACH

**It's not enough just to improve. We want to know exactly where we're doing well and where we need to do better. That takes discipline. Special management programs help our people focus on and deliver results.**

Johnson Controls is one of very few companies using standard measurements to track and assess performance at locations throughout the world. Using our Web-based Corporate Health, Environmental and Safety System (CHESS), our people report facts and figures on regulatory compliance, waste disposal, energy consumption, and work-related injuries and illnesses.

CHESS lets executives and managers monitor companywide performance and compare business groups and facilities with each other. This creates competition that encourages constant improvement.

CHESS also tracks our facilities' progress toward certification under ISO 14001, the international standard for environmental management. To become certified, a facility must identify its environmental impacts, establish environmental performance goals, and set up management programs to meet those goals.

Other formal programs help us make significant progress toward cleaner operations and safer workplaces around the world.

Our **Greening the Supply Chain** initiative encourages suppliers to develop their own environmental management systems and help us produce more earth-friendly products.

The **Six Sigma** process applies a scientific approach to improvements that yield major gains in all areas of business, including environmental, safety and health.

The **Best Business Practices** initiative helps our facilities share successes: An improvement at one location becomes the standard across similar facilities throughout the company.

We adopt new and better ways of doing business. In our production facilities, we apply principles from Design for Recycling, Design for Environment and Environmentally Benign Manufacturing to make our processes and our products more earth-friendly.

A planned approach is the surest way to cleaner, safer operations.



### Environmental Roundtable

Our global Environment, Safety and Health Roundtable assembles the company's top environmental, safety and health, legal and communications managers to discuss issues of concern and plan strategies for the future. The Roundtable develops a five-year strategic plan that becomes part of the company's overall business plan.

GEMI

### Global Leadership

Johnson Controls is active in the Global Environmental Management Initiative (GEMI), a nonprofit group with more than 40 world-class corporate members and a simple mission: To help companies share best practices to achieve environmental, health and safety excellence.



### Keeping Tabs on Safety

Johnson Controls facilities conducted more that 7,700 formal safety self-audits during fiscal 2001, in addition to hundreds of audits by independent parties.




operational processes
final process
environmental processes

## Environmental Management

At locations around the world, employees are teaming to incorporate environmental best practices in all our processes as part of our efforts to achieve certification under the international environmental management standard, ISO 14001. Our automotive interiors manufacturing plants expect to be completed with this process by the end of 2002.

# Committed to Continuous Improvement

## Environment

### Enforcement Actions and Penalties

**Goal: Achieve 100 percent compliance with environmental regulations.**

**Johnson Controls Environmental Enforcement Actions**
*United States Operations / Over 600 Sites*


Automotive Systems Group
Controls Group
$2,000
$0
$0
$0
$66,336
$95
$0
$0
$3,500
$0
97
98
99
00
01
Actions
5
0
1
0
1
1
3
1
5
0

*In the United States, Johnson Controls records environmental regulatory actions taken at our operations by state and national agencies. This chart includes Notices of Noncompliance, Notices of Violation, and fines issued for violations of environmental regulations.*

### Toxic Release Inventory (TRI)

**Goal: Reduce, and where feasible, eliminate environmental releases of substances including, but not limited to those on the United States Toxic Release Inventory. Increase recycling of all materials wherever feasible.**

The Emergency Planning and Community Right-To-Know Act of 1986 requires businesses to report annually on the amounts of certain substances they release to air, water or land, and on substances recycled. Manufacturers must report on more than 600 substances. The reports are submitted to the U.S. Environmental Protection Agency, which compiles the data on a national, publicly available Toxics Release Inventory database (www.epa.gov/tri/). The table below summarizes TRI reports from Johnson Controls facilities in the United States.

By far the largest TRI component at Johnson Controls is lead, a major raw material in automotive battery manufacturing. Through our aggressive recycling programs, our battery plants reclaimed 99.94 percent of lead for reuse. Similar efforts apply to antimony (97.58 percent recycled) and arsenic (100 percent recycled) in our battery operations.* Johnson Controls facilities worldwide are working diligently to reduce all environmental releases and maximize recycling.

**Johnson Controls Summary: 2001 Toxic Release Inventory Report**

| Substance | Unit | Total Reported (pounds/year) | Recycled or Recovered | Net Amount Released | % Recycled or Recovered |
|---|---|---|---|---|---|
| Toluene diisocyante | ASG | 4,471 | 0 | 4,471 | 0% |
| Diisocyanates | ASG | 3,010 | 0 | 3,010 | 0% |
| Diethanolamine | ASG | 4,930 | 0 | 4,930 | 0% |
| Glycol ethers | ASG | 19,450 | 450 | 19,000 | 2.31% |
| Methanol | ASG | 16,840 | 3,200 | 13,670 | 18.97% |
| Toluene | ASG | 102,324 | 9,300 | 93,024 | 9.09% |
| Phenol | ASG | 6,690 | 3,200 | 3,490 | 47.83% |
| Chromium | ASG | 500 | 0 | 500 | 0% |
| Manganese | ASG | 750 | 0 | 750 | 0% |
| Nickel | ASG | 500 | 0 | 500 | 0% |
| Antimony/antimony compounds* | ASG | 207,302 | 197,687 | 5,015 | 97.58% |
| Arsenic* | ASG | 2,231 | 2,231 | 0 | 100% |
| Lead/lead compounds* | ASG | 46,989,435 | 46,699,494 | 29,941 | 99.94% |
| Ammonia | C | 500 | 0 | 500 | 0% |
| Chromium | C | 250 | 0 | 250 | 0% |
| Copper | C | 250 | 0 | 250 | 0% |
| Nickel | C | 250 | 0 | 250 | 0% |

**Unit Legend:**
**ASG** Automotive Systems Group
**C** Controls Group

*These items reflect the weight of the raw materials used in automotive battery manufacturing. Virtually all of this material is recycled.*

### Remediation Costs

Johnson Controls invests money each year toward remediating older, environmentally contaminated manufacturing sites and returning them to productive use. The table below shows dollars spent directly on site clean-ups for the past five years. Additional information regarding environmental expenditures can be found in the Johnson Controls annual report to shareholders.

**Johnson Controls Site Remediation Costs**

*($ in millions)*


10
8
6
4
2
0
97
98
99
00
01

## Safety and Health

### Accident/Illness Rates

**Goal: Create a culture and work environment in which employees perceive that all occupational injuries and illnesses are preventable and strive to eliminate them.**

Johnson Controls consistently outperforms the average for its industries in prevention of recordable and lost-time illnesses and injuries, as defined by the U.S. Occupational Health and Safety Administration (OSHA). OSHA defines recordable cases as all occupational illnesses and all injuries that result in days away from work, restricted work or motion, loss of consciousness, death, or medical treatment beyond first aid. A lost-time case is an illness or injury that causes an employee to take time away from work beyond the day on which the incident occurred.

### Safety Audits

Johnson Controls requires its facilities worldwide to perform monthly safety audits to ensure that proper safety equipment, procedures, and training are in place. Over 90 percent of the 7,700 audits conducted in 2001 showed 100 percent compliance with all safety measures. Audits that revealed less than 100 percent compliance were used to create safety improvement action plans.

### Safety Awards

The Johnson Controls internal safety award program recognizes facilities for minimizing work-related injuries and illnesses.

**Johnson Controls 2001 Internal Safety Awards**

*493 Eligible Locations Worldwide*


166
114
Gold Awards
Silver Awards
Bronze Awards

| | Recordable incident rate (per 100 employees/year) | Lost-time/days-away rate (per 100 employees/year) |
|---|---|---|
| Gold | Below 2.0 | Below 0.75 |
| Silver | Below 5.0 | Below 1.50 |
| Bronze | Below 7.0 | Below 2.50 |

### Health and Safety Citations (OSHA)

Johnson Controls records OSHA inspection and enforcement activity in its United States facilities. The table below summarizes such activities for 2001. We emphasize safety compliance in all facilities worldwide and strive to maintain the highest safety and health standards — often going well beyond what local laws and regulations require.

**2001 OSHA Activity**

*As of October 31, 2001 / Over 600 Sites*

| | |
|---|---|
| Inspections | 28 |
| Citations issued by OSHA | 39 |
| Citations accepted by Johnson Controls | 26 |
| - *Classified by OSHA as "Other Than Serious"* | 24 |
| - *Classified by OSHA as "Serious"* | 2 |
| Penalties paid by Johnson Controls | $2,400 |
| Citations unresolved* | 13 |

*In these cases, Johnson Controls has contested that a violation occurred.*

# our mission

## Continually exceed our customers' increasing expectations.

# our corporate vision

## what we value

**Integrity:** Honesty and fairness are essential to the way we do business and how we interact with people. We are a company that keeps its promises. We do what we say we will do, and we will conduct ourselves in accordance with our code of ethics.

**Customer Satisfaction:** Customer satisfaction is the source of employee, shareholder, supplier and community benefits. We will exceed customer expectations through continuous improvement in quality, service, productivity and time compression.

**Our Employees:** The diversity and involvement of our people is the foundation of our strength. We are committed to their fair and effective selection, development, motivation and recognition. We will provide employees with the tools, training and support to achieve excellence in customer satisfaction.

**Improvement and Innovation:** We seek improvement and innovation in every element of our business.

**Safety and the Environment: Our products, services and workplaces reflect our belief that what is good for the environment and the safety and health of all people is good for Johnson Controls.**

## our creed

We believe in the free enterprise system. We shall consistently treat our customers, employees, shareholders, suppliers and the community with honesty, dignity, fairness and respect. We will conduct our business with the highest ethical standards.

## our objectives

**Customer Satisfaction:** We will exceed customer expectations through continuous improvement in quality, service, productivity and time compression.

**Technology:** We will apply world-class technology to our products, processes and services.

**Growth:** We will seek growth by building upon our existing businesses.

**Market Leadership:** We will only operate in markets where we are, or have the opportunity to become, the recognized leader.

**Shareholder Value:** We will exceed the after-tax, median return on shareholders' equity of the Standard & Poor's Industrials.

JOHNSON CONTROLS

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 14, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Johnson Controls, Inc.
Incoming letter dated September 20, 2002

The proposal requests that the board report on the social and environmental issues related to sustainability.

We are unable to concur in your view that Johnson Controls may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Johnson Controls may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Johnson Controls may exclude the proposal in its entirety under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the proposal may be materially false or misleading under rule 14a-9. In our view, the proponents must recast the sentence that begins "Concerned investors . . ." and ends ". . . the triple bottom line" as the proponents' opinion. Accordingly, unless the proponents provide Johnson Controls with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Johnson Controls omits only this portion of the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Johnson Controls may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Johnson Controls may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Johnson Controls may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Johnson Controls may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Johnson Controls may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Johnson Controls may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel